Atlas Copco


05009007


JUN 13 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, June 10, 2005

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco´s share redemption


JUN 16 2005

Atlas Copco AB
Group Communications



Katarina Dahn



Sent by DHL 477 9948 246

Atlas Copco

Press Release from the Atlas Copco Group


SEC MAIL
JUN 1 3 2005
WASH. D.C.

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco's share redemption

Stockholm, Sweden, June 10 2005: Atlas Copco AB's redemption shares A IL and B IL have been redeemed and approximately SEK 4.2 billion will be distributed to Atlas Copco's shareholders on June 15, 2005.

The resolution of Atlas Copco AB's Annual General Meeting 2005 on a share split and to redeem 209,602,184 redemption shares have now been registered. The result of the procedure is that the share capital of the company is reduced by SEK 262,002,730 and that a total of SEK 4,192,043,680 is distributed to the shareholders. The share premium reserve of the company has been reduced by SEK 733,607,644.

Following the registration of the reduction of share capital, the number of A- and B-shares totals 628,806,552, of which 419,697,048 series A-shares, and 209,109,504 series B-shares.

In addition, 209,602,184 series C-shares have been issued to and subscribed by Svenska Handelsbanken AB in order to enable a prompt payment to the shareholders. The new issue of shares has been registered. The company intends to apply for the court's approval for the reduction of the share capital through redemption of the C-shares.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.